                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                                Spatialight, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    805691102
                                 (CUSIP Number)

                            -------------------------

                              Steven Francis Tripp
                            2021 Brook Highland Ridge
                            Birmingham, Alabama 35242
                                 (205) 991-3375
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                            -------------------------

                                    Copy to:

                            M. Williams Goodwyn, Jr.
                         Bradley Arant Rose & White LLP
                           2001 Park Place, Suite 1400
                         Birmingham, Alabama 35203-2736

                            -------------------------

                                November 20, 1998
             (Date of Event Which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald A. Weyers

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       111,110.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         111,110.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  111,110.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.98%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey J. Weyers

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       111,110.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         111,110.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  111,110.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.98%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. Weyers

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       111,110.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         111,110.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  111,110.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.98%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Matthew A. King

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       50,000

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         50,000
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  50,000

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.44%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert O. Rolfe

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       66,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         66,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  66,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.59%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John W. Eakin

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       33,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         33,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.30%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan B. Starr, Sr.

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       33,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         33,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.30%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan B. Starr, Jr.

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       33,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         33,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.30%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert E. Woods

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       66,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         66,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  66,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.59%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marcia K. Tripp

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       266,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         266,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  266,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.31%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lisa Marie Tripp Trust

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Alabama
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       66,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         66,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  66,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.59%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  OO

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Wayne Patrick Tripp Trust

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Alabama
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       66,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         66,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  66,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.59%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  OO

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven Francis Tripp

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       133,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         133,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  133,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.17%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FBO Jimmie H. Harvey, M.D. Birmingham Hematology & Oncology Associates, SLB Flex Prototype P/S Plan
         DTD 10-17-85

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Alabama
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       166,666.67

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         166,666.67
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  166,666.67

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.46%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  EP

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jimmie H. Harvey, M.D.

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       333,333.34

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         333,333.34
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  333,333.34

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.87%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Hilliard Limited Partnership

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  States of Wisconsin
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       200,000

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         200,000
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  200,000

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.74%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  PN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Wallace J. Hilliard Flint Trust

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Wisconsin
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       133,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         133,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  133,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.17%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  OO

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dan Hilliard

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       133,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           200,000.00
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                        133,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       200,000.00

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  333,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.87%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul Klister

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       33,333.33

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         33,333.33
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,333.33

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.30%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

CUSIP No. 805691102                   13D


--------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jefferson R. Cobb

--------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
                                                                                                   (b) [x]
--------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF

--------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]
--------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       100,000

                    ------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                         100,000
      PERSON
       WITH         ------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  100,000

--------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.88%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------------------------------------

Item 1.           Security and Issuer.

                  This statement (this "Statement") relates to shares of Common Stock, par value $0.01 per share ("Spatialight Shares") of Spatialight, Inc., a New York corporation ("Spatialight"), whose principal executive offices are located at 8 Commercial Blvd., Suite C, Novato, California 94949-6125.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of certain investors who have invested in convertible secured notes (the "Notes") of Spatialight that are convertible into Spatialight Shares (the "Filing Persons") because the Filing Persons may be deemed, with respect to such actions (but not otherwise), to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). As more fully set forth in Item 4 below, the Filing Persons disclaim membership in such a Section 13(d)(3) group. Powers of Attorney authorizing M. Williams Goodwyn, Jr. and James W. Childs, Jr., or either of them, to execute this Statement on behalf of the Filing Persons are annexed hereto as Exhibit 1.

                  (a)-(c) The name, business or residence address, and present principal occupation or employment (including the name, principal business and address of the corporation or organization in which such employment is conducted) of each of the Filing Persons is set forth in Schedule 1, which is annexed hereto and incorporated herein by reference.

                  (d)-(e) During the last five years, none of the Filing Persons (or the general partners of Hilliard Limited Partnership) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of the Filing Persons (or the general partners of Hilliard Limited Partnership) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the Filing Persons who are individuals are citizens of the United States of America. The Wayne Patrick Tripp Trust, the Lisa Marie Tripp Trust and the FBO Jimmie H. Harvey, M.D. Birmingham Hematology & Oncology Associates, SLB Flex Prototype P/S Plan DTD 10-17-85 are governed by the laws of the State of Alabama, the Wallace J. Hilliard Flint Trust is governed by the laws of the State of Wisconsin, and the Hilliard Limited Partnership is organized under the laws of the State of Wisconsin.

Item 3.           Source and Amount of Funds or Other Consideration.

                  All of the Filing Persons used personal funds to invest in the Notes, except that the Hilliard Limited Partnership used general working capital to fund its investment in the Notes.

Item 4.           Purpose of Transaction.

                  This Statement is being filed because the Filing Persons may be deemed, with respect to their investment in the Notes (but not otherwise), to be a "group" for purposes of Section 13(d)(3) of the Exchange Act because the Filing Persons have a right under the terms of the loan agreements executed in connection with the Notes (the "Loan Agreements") to nominate one candidate to be included on Spatialight's management's slate for election as directors, or, if the Filing Persons' nominee is not elected, to appoint one representative to attend meetings of Spatialight's board of directors. In addition, the Loan Agreements contain provisions requiring Spatialight to obtain the Filing Persons' consent to, among other things, declare dividends, incur indebtedness, merge, reorganize, consolidate or sell all or substantially all of its assets, which could be deemed to confer upon the Filing Persons the ability to influence the business operations of Spatialight. However, each of the Filing Persons disclaims membership in a Section 13(d)(3) group. The Filing Persons have not agreed to act in concert to influence the director that they are entitled to nominate, and each Filing Person is free to take different positions on any issue requiring their consent in the Loan Agreements. Moreover, there is no requirement that the director discuss any of his or her decisions with the Filing Persons. Each of the Filing Persons is free to convert their Note into Spatialight Shares at any time and independently of any other Filing Person, and once a Filing Person so converts he has no further rights under the Loan Agreement or the Note. Other than as described herein, the relationship that exists among the Filing Persons is based solely on their common investment and their shared security interest in the collateral of Spatialight that secures the Notes.

                  Except as otherwise described herein, the Filing Persons do not have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of Spatialight or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Spatialight or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Spatialight or any of its subsidiaries, (d) any change in the present board of directors or management of Spatialight, (e) any material change in the present capitalization or dividend policy of Spatialight,
(f) any other material change in Spatialight's business or corporate structure,
(g) any change in Spatialight's charter or bylaws or other actions which may impede the acquisition of control of Spatialight by any person, (h) causing a class of securities of Spatialight to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of Spatialight to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5.           Interest in Securities of the Issuer.

                  (a), (b)          The Filing Persons presently beneficially
own an aggregate of 1,816,665.34 Spatialight Shares, or approximately 13.87% of the aggregate number of Spatialight Shares reported by Spatialight as being outstanding as of October 23, 1998. Schedule 2, which is annexed hereto and incorporated herein by reference, sets forth certain information with respect to the Spatialight Shares owned by each of the Filing Persons and the power of each Filing Person to vote or dispose of the Spatialight Shares owned by such Filing Person.

                                    Except for Marcia K. Tripp's beneficial
ownership of the Spatialight Shares beneficially owned by the Wayne Patrick Tripp Trust and the Lisa Marie Tripp Trust, Jimmie H. Harvey's beneficial ownership of the Spatialight Shares beneficially owned by the FBO Jimmie H. Harvey, M.D. Birmingham Hematology & Oncology Associates, SLB Flex Prototype P/S Plan DTD 10-17-85, and Dan Hilliard's beneficial ownership of the Spatialight Shares beneficially owned by the Wallace J. Hilliard Flint Trust and the Hilliard Limited Partnership, each Filing Person disclaims beneficial ownership of the Spatialight Shares beneficially owned by each of the other Filing Persons.

                  (c) All of the Spatialight Shares beneficially owned by each Filing Person is so beneficially owned because the Note that such Filing Person holds is convertible into Spatialight Shares at a conversion price of $0.75 per Spatialight Share, subject to adjustment to protect against dilution. The funds to be loaned to Spatialight by the Filing Persons in exchange for the Notes were placed in escrow at the closing of the transactions (the "Closing"), and twenty-five percent (25%) of the funds were released to Spatialight at the Closing. The remaining funds will be released to Spatialight in three twenty-five percent (25%) increments as certain milestone events are achieved by Spatialight, if each or all such milestone events are ever achieved by Spatialight. Therefore, the exact number of Spatialight Shares that each Filing Person has the right to convert their Note into will depend upon whether any or all of the milestone events are achieved. Otherwise, no Filing Person presently directly owns any Spatialight Shares. Except for their rights under the Notes, including their right to receive Spatialight Shares in lieu of interest, none of the Filing Persons, or any of their respective associates, has the right to acquire, directly or indirectly, any Spatialight Shares. Except as described herein, no Filing Person has effected any transactions in the Spatialight Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Dan Hilliard, Neal Maccoux, and Wallace J. Hilliard are general partners of Hilliard Limited Partnership with shared voting and dispositive power over the Spatialight Shares beneficially owned by Hilliard Limited Partnership. The Filing Persons have been granted registration rights under certain registration rights agreements with Spatialight (the "Registration Rights Agreements"), and the Filing Persons have entered into a security agreement (the "Security Agreement") and an intercreditor agreement (the "Intercreditor Agreement") relating to their shared security interest in the collateral of Spatialight. The Filing Persons have also entered into a note holders' representative agreement (the "Note Holders' Representative Agreement") whereby they agreed to nominate Steven Francis Tripp as a director of Spatialight pursuant to the terms of their Loan Agreement and to appoint him their agent for purposes of protecting their rights with respect to the collateral securing the Notes. Other than as disclosed in this Statement, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons or between any of them and any other person with respect to any securities of Spatialight, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the acquiring or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  (a) Attached hereto as Exhibit 1 are copies of powers of attorney executed by the Filing Persons authorizing the execution of this Statement and amendments thereto on their behalf by M. Williams Goodwyn, Jr. or James W. Childs, Jr.

                  (b) Attached hereto as Exhibits 2, 3, 4, 5, 6 and 7, respectively, are forms of the Note, Loan Agreement, Security Agreement, Intercreditor Agreement, Registration Rights Agreement, and Note Holders' Representative Agreement that were executed with respect to each Filing Person in connection with their investment in the Notes. The only differences that exist among the aforementioned documents with respect to each Filing Person are the references to their names and addresses, and the following amounts of their investments in the Notes (amounts are not given with respect to Dan Hilliard because he is not directly investing in the Notes):

         Filing Person                                    Investment Amount           Number of Shares
         -------------                                    -----------------           ----------------
         Ronald A. Weyers                                    $ 83,333.00                  111,110.67
         Jeffrey J. Weyers                                   $ 83,333.00                  111,110.67

         Robert J. Weyers                                    $ 83,333.00                  111,110.67
         Matthew A. King                                     $ 37,500.00                   50,000.00
         Robert O. Rolfe                                     $ 50,000.00                   66,666.67
         John W. Eakin                                       $ 25,000.00                   33,333.33
         Bryan B. Starr, Sr.                                 $ 25,000.00                   33,333.33
         Bryan B. Starr, Jr.                                 $ 25,000.00                   33,333.33
         Robert E. Woods                                     $ 50,000.00                   66,666.67
         Marcia K. Tripp                                     $100,000.00                  133,333.33
         Wayne Patrick Tripp Trust                           $ 50,000.00                   66,666.67
         Lisa Marie Tripp Trust                              $ 50,000.00                   66,666.67
         Steven Francis Tripp                                $100,000.00                  133,333.33
         FBO Jimmie H. Harvey, M.D.
                  Birmingham Hematology &
                  Oncology Associates, SLB
                  Flex Prototype P/S Plan DTD
                  10-17-85                                   $125,000.00                  166,666.67
         Jimmie H. Harvey, M.D.                              $125,000.00                  166,666.67
         Hilliard Limited Partnership                        $150,000.00                  200,000.00
         Wallace J. Hilliard Flint Trust                     $100,000.00                  133,333.33
         Paul Klister                                        $ 25,000.00                   33,333.33
         Jefferson R. Cobb                                   $ 75,000.00                  100,000.00

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                        DATED: November 24, 1998



                      *                                              *
---------------------------------------------  ---------------------------------------------
               Ronald A. Weyers                          Wayne Patrick Tripp Trust

                      *                                              *
---------------------------------------------  ---------------------------------------------
              Jeffrey J. Weyers                          Lisa Marie Tripp Trust

                      *                                              *
---------------------------------------------  ---------------------------------------------
               Robert J. Weyers                           Steven Francis Tripp

                      *                                              *
---------------------------------------------  ---------------------------------------------
              Matthew A. King                      FBO Jimmie H. Harvey, M.D. Birmingham
                                                 Hematology & Oncology Associates, SLB Flex
                      *                               Prototype P/S Plan DTD 10-17-85
---------------------------------------------
               Robert O. Rolfe

                      *                                              *
---------------------------------------------  ---------------------------------------------
                John W. Eakin                            Jimmie H. Harvey, M.D.

                      *                                              *
---------------------------------------------  ---------------------------------------------
              Bryan B. Starr, Sr.                       Hilliard Limited Partnership

                      *                                              *
---------------------------------------------  ---------------------------------------------
              Bryan B. Starr, Jr.                    Wallace J. Hilliard Flint Trust

                      *                                              *
---------------------------------------------  ---------------------------------------------
               Robert E. Woods                                 Paul Klister

                      *                                              *
---------------------------------------------  ---------------------------------------------
              Marcia K. Tripp                               Jefferson R. Cobb

                      *
---------------------------------------------
                Dan Hilliard

                                               *By: /s/ JAMES W. CHILDS, JR.
                                                    -----------------------------------
                                                          James W. Childs, Jr.
                                                            attorney-in-fact

                                INDEX TO EXHIBITS


                                                                              PAGE IN
                                                                           SEQUENTIALLY
      EXHIBIT                                                                NUMBERED
        NO.                   DESCRIPTION                                     FILING
        1.            Powers of Attorney                                      ______

        2.            Form of Note                                            ______

        3.            Form of Loan Agreement                                  ______

        4.            Form of Security Agreement                              ______

        5.            Form of Intercreditor Agreement                         ______

        6.            Form of Registration Rights Agreement                   ______

        7.            Form of Note Holders' Representative Agreement          ______

                                   SCHEDULE 1



                                                                              Name, Principal Business
                                                                             and Address of Corporation
   Name and Business or                                                       or Organization in which
   Residence Address of              Present Principal Occupation              Principal Occupation of
      Filing Person                        of Filing Person                   Filing Person is Conducted
--------------------------        ----------------------------------      ---------------------------------
Ronald A. Weyers                           Private Investors              500 AMS Court
500 AMS Court                                                             Green Bay, WI 54313
Green Bay, WI 54313

Jeffrey J. Weyers                          Private Investor               500 AMS Court
500 AMS Court                                                             Green Bay, WI 54313
Green Bay, WI 54313

Robert J. Weyers                           Private Investor               500 AMS Court
500 AMS Court                                                             Green Bay, WI 54313
Green Bay, WI 54313

Matthew A. King                            Private Investor               US Office Products
3287 Franklin Limestone Road,                                             3287 Franklin Limestone Road,
Suite 301                                                                 Suite 301
Antioch, TN 37013-2747                                                    Antioch, TN 37013-2747

Robert O. Rolfe                           Managing Partner,               JC Bradford & Co.
330 Commerce Street                       Municipal Finance               330 Commerce Street
Nashville, TN 37201                                                       Nashville, TN 37201

John W. Eakin                           Senior Vice President             Highwood Properties
2100 West End Avenue                                                      2100 West End Avenue
Nashville, TN 37203                                                       Nashville, TN 37203

Bryan B. Starr, Sr.                            Chairman                   Healthcare Realty Management
1400 Urban Center Drive,                                                  1400 Urban Center Drive,
Suite 400                                                                 Suite 400
Birmingham, AL 35242                                                      Birmingham, AL 35242

Bryan B. Starr, Jr.                     Sole Proprietor/Owner             Starr Enterprises
1400 Urban Center Drive,                                                  1400 Urban Center Drive,
Suite 415                                                                 Suite 415
Birmingham, AL 35242                                                      Birmingham, AL 35242

                                                                              Name, Principal Business
                                                                             and Address of Corporation
   Name and Business or                                                       or Organization in which
   Residence Address of              Present Principal Occupation              Principal Occupation of
      Filing Person                        of Filing Person                   Filing Person is Conducted
--------------------------        ----------------------------------      ---------------------------------
Robert E. Woods                       Chief Information Officer           Knoware, Inc.
2021 Brook Highland Ridge                                                 2021 Brook Highland Ridge
Birmingham, AL 35242                                                      Birmingham, AL 35242

Marcia K. Tripp                            Private Investor               35 Indian Forest Road
35 Indian Forest Road                                                     Indian Springs, AL 35124
Indian Springs, AL 35124

Lisa Marie Tripp Trust                            N/A                     35 Indian Forest Road
35 Indian Forest Road                                                     Indian Springs, AL 35124
Indian Springs, AL 35124

Wayne Patrick Tripp Trust                         N/A                     35 Indian Forest Road
35 Indian Forest Road                                                     Indian Springs, AL 35124
Indian Springs, AL 35124

Steven Francis Tripp                           President                  Knoware, Inc.
2021 Brook Highland Ridge                                                 2021 Brook Highland Ridge
Birmingham, AL 35242                                                      Birmingham, AL 35242

FBO Jimmie H. Harvey, M.D.                         N/A                    790 Montclair Road, Suite 100
Birmingham Hematology &                                                   Birmingham, AL 35213
Oncology Associates, SLB Flex
Prototype P/S Plan DTD 10-17-85
790 Montclair Road, Suite 100
Birmingham, AL 35213

Jimmie H. Harvey, M.D.                        Medical Doctor              Birmingham Hematology &
790 Montclair Road, Suite 100                                             Oncology Associates, P.C.
Birmingham, AL 35213                                                      790 Montclair Road, Suite 100
                                                                          Birmingham, AL 35213

                                                                              Name, Principal Business
                                                                             and Address of Corporation
   Name and Business or                                                       or Organization in which
   Residence Address of              Present Principal Occupation              Principal Occupation of
      Filing Person                        of Filing Person                   Filing Person is Conducted
--------------------------        ----------------------------------      ---------------------------------

Hilliard Limited Partnership                       N/A                    255 South Trillium
255 South Trillium                                                        Green Bay, WI 54313
Green Bay, WI 54313                                                       * Same address for each General
    *General Partners:                                                      Partner:
         Dan Hilliard (US Citizen)            General Partner               Hilliard Limited Partnership
         Neal Maccoux (US Citizen)            General Partner               255 South Trillium
         Wallace J. Hilliard (US              General Partner               Green Bay, WI 54313
         Citizen)

Wallace J. Hilliard Flint Trust                    N/A                    840 Willard Drive, Suite 205
840 Willard Drive, Suite 205                                              Green Bay, WI 54304
Green Bay, WI 54304

Paul Klister                                     Attorney                 Klister & Associates, Inc.
1308 East Shade Tree Lane                                                 200 East College Avenue
Appleton, WI 54915                                                        Appleton, WI 54911

Jefferson R. Cobb                             Private Investor            Post Office Box 130310
Post Office Box 130310                                                    Birmingham, AL 35213
Birmingham, AL 35213

                                   SCHEDULE 2


                                                    Number of             Number of            Number of             Number of
                                                   Shares With           Shares With          Shares With           Shares With
                               Number and       Respect to Which     Respect to Which      Respect to Which      Respect to Which
                              Percentage of        the Filing        the Filing Person     the Filing Person     the Filing Person
                             Class of Shares       Person Has            Has Shared            Has Sole             Has Shared
       Name of                Beneficially         Sole Voting             Voting             Dispositive           Dispositive
   Filing Person                 Owned                Power                 Power                Power                 Power
-------------------          ---------------    ----------------     -----------------     -----------------     -----------------
Ronald A. Weyers               111,110.67          111,110.67                 -0-              111,110.67                 -0-
Jeffrey J. Weyers              111,110.67          111,110.67                 -0-              111,110.67                 -0-
Robert J. Weyers               111,110.67          111,110.67                 -0-              111,110.67                 -0-
Matthew A. King                    50,000              50,000                 -0-                  50,000                 -0-
Robert O. Rolfe                 66,666.67           66,666.67                 -0-               66,666.67                 -0-
John W. Eakin                   33,333.33           33,333.33                 -0-               33,333.33                 -0-
Bryan B. Starr, Sr.             33,333.33           33,333.33                 -0-               33,333.33                 -0-
Bryan B. Starr, Jr.             33,333.33           33,333.33                 -0-               33,333.33                 -0-
Robert E. Woods                 66,666.67           66,666.67                 -0-               66,666.67                 -0-
Marcia K. Tripp                266,666.67          266,666.67                 -0-              266,666.67                 -0-
Wayne Patrick Tripp
  Trust                         66,666.67           66,666.67                 -0-               66,666.67                 -0-
Lisa Marie Tripp Trust          66,666.67           66,666.67                 -0-               66,666.67                 -0-
Steven Francis Tripp           133,333.33          133,333.33                 -0-              133,333.33                 -0-
FBO Jimmie H.
  Harvey, M.D.
Birmingham Hematology
  & Oncology Associates,
  SLB Flex Prototype
  P/S Plan DTD 10-17-85        166,666.67          166,666.67                 -0-              166,666.67                 -0-
Jimmie H. Harvey, M.D.         333,333.34          333,333.34                 -0-              333,333.34                 -0-
Hilliard Limited
  Partnership                     200,000             200,000                 -0-                 200,000                 -0-
Dan Hilliard                   333,333.33          133,333.33             200,000              133,333.33             200,000
Wallace J. Hilliard
  Flint Trust                  133,333.33          133,333.33                 -0-              133,333.33                 -0-
Paul Klister                    33,333.33           33,333.33                 -0-               33,333.33                 -0-
Jefferson R. Cobb              100,000.00          100,000.00                 -0-              100,000.00                 -0-